FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s IR presentation as posted on Registrant’s website.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 24, 2022	By: /s/ Yael Shofar
Yael Shofar
General Counsel

 Gilat  Satellite  networks  May 2022  Investors Presentation

 Forward Looking Statements Disclaimer  Certain statements made in this presentation that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to obtain financing and/or timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. Gilat undertakes no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.  Unaudited/Non-GAAP Financial MeasuresThis presentation includes financial data that is not audited and financial data that was not prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). Non-GAAP financial measures appearing in this presentation consist of GAAP financial measures adjusted to exclude, non-cash share-based compensation expenses, impairment of goodwill and long-lived assets, amortization of acquired intangible assets, restructuring, trade secrets litigation expenses, tax expenses under amnesty program, deferred tax benefit that was recorded for the first time and other non-recurring expenses and net income or loss from discontinued operations. Gilat believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand Gilat’s current and future operating performance. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read in conjunction with Gilat’s consolidated financial statements prepared in accordance with GAAP.

 A world leader in satellite communications  INNOVATIVE GROUND EQUIPMENT TECHNOLOGY  1987 Founded  5 R&D Centers  3 NOC Centers  GILT NASDAQ /TASE  20 Sales Offices  +800 Employees  Cellular Backhaul  2G  3G  4G  5G   Enterprise  Telecom infrastructure & services  Consumer  Aero / IFC  Maritime  Land  Defense  leader in NGSO & VHTS Satellite Networks  Government

 Leading Global Customer Base  SYSTEM INTEGRATORS  100+   COUNTRIES  900+   NETWORKS  300+   CUSTOMERS  SATELLITE OPERATOR  mPOWER  SERVICE PROVIDERS & MNO’s

 Value chain  GROUND EQUIPMENT  SATELLITE MANUFACTURER  SATELLITE OPERATOR  SERVICEPROVIDER  END USERS

 UNIQUELY POSITIONED TO UNLOCK GROWTH OPPORTUNITIES  1  VHTS & NGSO Constellations - Abundance of Capacity  IFC, Maritime, Cellular Backhaul, Enterprise, Social Inclusion  2  3  Strong Tailwinds in Defense  Increased focus on military SATCOM networks  Peru Terrestrial Networks "Investment" Shifting to Operation  Recurring revenue model

NGSO/VHTS CONSTELLATIONS - ABUNDANCE OF CAPACITY

LARGE CAPITAL SPENDING IN SATELLITE INDUSTRY



GEO
35,786 km
~550msec
MEO
2,000-10,000 km
~120msec
LEO
500-2,000 km
~15msec
HTS/VHTS
~50-500 Gbps
SES/O3B
~1-3 Tbps 22 Satellites
mPower
Telesat
~3-8 Tbps
192-300 Satellites
OneWeb
~2.5 Tbps
650 Satellites
SpaceX
~10+ Tbps
1,584 -> 42,000 Satellites
Amazon
~10+Tbps
3,236 Satellites



Capacity Supply & Price
Gbps
USD/Mbps/month
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
$450
$400
$350
$300
$250
$200
$150
$100
$50
-$
2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
Avarage Supply
Avarage Price



Revenues by Broadband Equipment Type
M$
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
-$
Impacted by COVID-19
2019 2020 2021 2022 2023 2024 2025 2026 2027
VSAT Platforms
Antennas
RF Chains
NSR
(excl. Satellite TV)

MORE THAN 50,000 LEO SATELLITES EXPECTED WITHIN A DECADE; INVESTMENT OVER $30 BILLION
A MULTI-BILLION DOLLAR EQUIPMENT MARKET

 SkyEdge IV – industry leading ground platform for VHTS & NGSO

POST COVID-19 IFC REBOUND INCLUDES FREE WIFI TAILWIND

1 | Gilat

LONG TERM IFC INVESTMENT CYCLE


Aero Antennas
400Mbps Modem
Transceivers
Ground Equipment
Superior Passenger Experience

ENABLING LARGE IFC GLOBAL NETWORK

GLOBAL COVERAGE | > 30 SATELLITES |

18 TELEPORTS | 20 AIRLINES |

GLOBAL NETWORK MANAGEMENT SYSTEM

INTELSAT

Expanding Fleets

COMMERCIAL AIRCRAFT (Ka/Ku) | **BUSINESS JETS (Ka/Ku)**


~14,500
(2029)
CAGR 7.9%
~ 6,800
(2020)
~7,700
(202)
CAGR 18.4%
~1,400
(2020)

Source: Valour 2020

GROWTH OPPORTUNITIES DRIVEN BY INCREASE IN DEMAND AND MARKET PENETRATION

 Maritime  ACTIVE VSAT TERMINALS  2021  2031  MERCHANT  PASSENGER  LEISURE  FISHING  20,773  46,144  1,014  2,354  5,267  11,808  4,037  10,483  Source: Euroconsult 2022  1

4G/5G UBIQUITOUS CONNECTIVITY BRIDGING THE DIGITAL DIVIDE

1 | Gilat

~75% OF SATELLITE BACKHAUL 4G/LTE MARKET SHARE

{ GILAT ESTIMATION, 2021 }

"GILAT CONTINUES TO LEAD IN SHIPMENTS WITH BIG WINS AND BUSINESS EXPANSIONS WORLDWIDE"

EQUIPMENT

~$500M (2029)

~CAGR 19%

~$100M (2020)

CAPACITY, SERVICE & EQUIPMENT

~$6.4B (2029)

~CAGR 16%

~$1.6B (2020)

{ NSR, 2021 }


EE
AMN
TIM
T Mobile
KDDI
SoftBank
NTT docomo
Globe

End-to-end service with recurring revenue

11 | Proprietary and Confidential

 5G TOTAL ADDRESSABLE MARKET EXPANDING DRAMATICALLY  HIGH SPEED  Speeds   >1Gbps  Innovative   Wideband   Technology  FLEXIBLE   NETWORK   ARCHITECTURE  Satellite Ground   Segment Integration   Into 5G Eco-System  Utilize SDN/NFV,   Cloud, Edge Computing   & Network Slicing  LOW LATENCY  Order of Magnitude   Reduction in Latency  Leverage Our   NGSO Baseband  GILAT EXPERTISE AND INNOVATION MAKING 5G A REALITY  1  4G/5G Ubiquitous Connectivity Bridging the Digital Divide

 Strong Tailwinds in Defense  Transportable  On-the-Move  Military Aircraft  On-the-Pause  Unmanned Aerial Vehicle  2  INCREASED FOCUS ON MILITARY SATCOM NETWORKS  GOVERNMENT & MILITARY SATELLITE COMMUNICATIONS  Expected Market Value~$930M in 2025  Source: NSR 2020  Satcom Network  HIGH-BANDWIDTH REQUIRED IN BATTLEFIELD

3

PERU TERRESTRIAL NETWORKS "INVESTMENT" SHIFTING TO OPERATIONS

RECURRING REVENUE MODEL

PERU – PRONATEL (FITEL) PROJECTS

PRONATEL

- Six regions awarded to Gilat (~$550M)
  - ~$350M construction revenue
    - Four regions passed government acceptance; 2 regions are planned during 2023
    - Revenue recognized by March 31, 2022, ~$313M
  - ~$200M in operational revenue over ten years
    - Three regions entered the operations phase in 2019
    - One region entered the operations phase in Q2 2021
    - Two regions expected to enter the operations phase in 2023
- Target:
  Recurring revenues >$50M per year by the end of 2022

facebook connectivity · INTERNET PARA TODOS · Telefónica

GILAT DELIVERS INTERNET TO MILLIONS OF PEOPLE IN PERU

Financial Indicators Highlights

 Segment Commentary  US$ MILLIONS  SATELLITE NETWORKS  2020 was affected by the COVID19 pandemic  2021 was a transition year, the IFC market started to recover  Growth is driven by NGSO, Cellular Backhaul, Defense, and Enterprise markets  Significant multi-million award from SES and Intelsat  INTEGRATED SOLUTIONS  2020 was heavily affected by the COVID19 pandemic  Revenues are significantly recovered in 2021  Growth driven by IFC, NGSO and Defense markets  NETWORK INFRASTRUCTURE AND SERVICES   Construction of six regional projects in Peru – consider as an “Investment” for future recurring revenues  Four regions ended construction and are in the operation phase. The last two regions are expected to enter operation in 2022-2023  Additional revenues from infrastructure and services projects in Peru

 Q1 2022 Profit and Loss Highlights  US$ MILLIONS  Revenue  Gross Margin  Operating Expenses  Operating Income / (Loss)  Net Income / (Loss)  Adj. EDITDA  Operating Expenses  Operating Income / (Loss)  Net Income / (Loss)  Q2/21  (0.2)  2.4  0.3  Q1/21  43.4  29%  16.0  (3.5)  (5.0)  (1.3)  16.2  (3.6)  (5.1)  Q1/22  51.4  32%  17.4  (1.0)  (2.5)  2.5  16.7  (0.3)  (1.8)  Q4/21  67.0  37%  19.3  5.4  2.1  10.4  18.2  6.6  5.6  GAAP  Non-GAAP  Q3/21  3.9  16.7  17.1  16.2  16.6  49.8  54.8  35%  30%  0.8  (0.4)  0.0  1.3  0.1  0.6

 Fy 2021 Profit and Loss Highlights  US$ MILLIONS  GAAP excluding CMTL settlement - OPEX FY20 $57.2M; Operating loss FY20 $15.9M; Net loss FY20 $18.6M;  Revenue  Gross Margin  Operating Expenses  Operating Income   Net Income / (Loss) 1  Adj. EDITDA  Operating Expenses  Operating Income / (Loss)  Net Income / (Loss)  2021  215.0  33%  69.1  2.2  (3.0)  15.4  67.2  4.4  1.5  2020  166.1  25%  3.6  37.8  35.1  (3.1)  55.1  (13.5)  (16.2)  GAAP  Non-GAAP

 244.8  Balance Sheet Highlights  US$ MILLIONS  Cash1  DSO2  Cash from operations   Equity  Q2/21  82  65  8.4  245.3  Q1/21  75.6  77  0.3  Q1/22  77.3  93  (7.4)  246.9  Q4/21  86.6  60  5.2  248.3  Q3/21  85.4  66  5.0  245.7  Cash includes Cash and cash equivalents, short-term deposits and restricted cash  DSO calculation excludes Terrestrial Infrastructure Projects Segment

 Executing Profitable Growth Strategy  Revenues: $245M - $265M  GAAP Operating Profit: $5M - $9M   Adjusted EBITDA: $20M - $24M  Annual Revenues  Adjusted EBITDA  GAAP Operating Profit1  Updated 2022 Market Guidelines (US$ millions)  FY20 operating profit excludes CMTL net settlement profit of $53.6M

 VHTS and NGSO Opening New Markets  Leading in Main Growth Areas – Cellular Backhaul (4G, 5G) &In-Flight Connectivity  SUMMARY   UNIQUELY POSITIONED TO UNLOCK GROWTH OPPORTUNITIES  SkyEdge IV is a leading VHTS and NGSO Platform  Focused on Profitable Growth  Increased Focus on Military SATCOM Networks